EXHIBIT 1

TRANSACTIONS DURING THE PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company during the past 60 days.  Such transactions involved the sale of shares on the Nasdaq National Market System. The prices reported below reflect the weighted average sale price of the shares of Common Stock sold on the relevant date.  The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Quantity
8/24/20101	Sale	6.3662	5000
8/31/20102	Sale	5.9785	2400
9/1/20103	Sale	6.0938	1496
9/3/2010	Sale	6.00	300
9/7/20104	Sale	5.8688	2400
9/10/20105	Sale	5.9961	404
9/13/2010	Sale	5.94	200
9/14/2010	Sale	6.00	2330
9/15/20106	Sale	5.9577	386
9/16/20107	Sale	6.0167	3000
9/17/20108	Sale	6.1596	12931
9/20/2010	Sale	6.25	10137
9/22/20109	Sale	6.3875	900
9/23/201010	Sale	6.75	107850
9/24/2010	Sale	6.75	16741

1 Executed at prices ranging from 6.36 -6.37
2 Executed at prices ranging from 5.95 - 6.00
3 Due to incomplete data available to the Reporting Persons, the Reporting Persons are reporting the average price of transactions effected on this date.
4 Executed at prices ranging from 5.85 - 5.89
5 Executed at prices ranging from 5.98 - 6.00
6 Executed at prices ranging from 5.90 - 6.04
7 Due to incomplete data available to the Reporting Persons, the Reporting Persons are reporting the average price of transactions effected on this date.
8 Due to incomplete data available to the Reporting Persons, the Reporting Persons are reporting the average price of transactions effected on this date.
9 Due to incomplete data available to the Reporting Persons, the Reporting Persons are reporting the average price of transactions effected on this date.
10 Executed at prices ranging from 6.60 - 6.90